Orbital Corporation Limited ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 6 JUNE 2008	OTCBB Code: OBTLY

ORBITAL EXPANDS INTO AUSTRALIAN ALTERNATIVE FUEL MARKET WITH NEW ACQUISITION

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Orbital to acquire Tier 1 LPG fuel systems supplier, Boral Alternative Fuel Systems.

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Approximately A$1.6M acquisition cost, with transfer expected prior to 30 June 2008.

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Low-risk entry to rapidly growing Australian and New Zealand alternative fuel system markets.

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First step in a broader initiative to offer ‘next generation’ greenhouse friendly alternative fuel systems.

PERTH, AUSTRALIA – 6 June 2008 – International clean energy technology group Orbital Corporation Limited (ASX: OEC – “Orbital”), is pleased to announce the addition to  its existing portfolio through the acquisition of leading Australian LPG fuel systems supplier, Boral Alternative Fuel Systems (“BAFS”).

BAFS is Australia’s leading supplier of original equipment LPG fuel systems and is a Tier One supplier to the global automotive group, Ford Motor Corporation.

The acquisition provides Orbital with a low-risk entry into the rapidly growing Australian and New Zealand alternative fuel system markets, and represents a first step in a broader intent to offer ‘next generation’ greenhouse friendly alternative fuel systems that meet the requirements of fleet operators and private buyers.

Under the terms of the acquisition agreement, Orbital will make an investment of approximately $1.6 million to assume BAFS’s working capital (excluding debtors and creditors) including a small component of goodwill. Subject to satisfaction of all conditions precedent transfer of the business is expected to occur prior to June 30th, 2008.

BAFS, which is based in Sydney NSW, currently generates annual revenue of approximately A$6 million, and is expected to be earnings per share accretive for

Orbital from the date of acquisition.  Key management and operating personnel will transfer across to Orbital with the business.

In summary, the BAFS business:

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assembles and distributes original equipment products in Australia and New Zealand manufactured by Vialle, a leading Netherlands-based international manufacturer of LPG automotive fuel systems;

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sells LPG systems into the aftermarket for retrofitting to existing vehicles;

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has over 20 years’ experience in the LPG systems supply business; and

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has access to Vialle’s next generation, greenhouse-friendly LPG systems.

Commenting on the acquisition, Orbital’s CEO, Dr Rod Houston, said, “We are very pleased to add the BAFS LPG systems supply business to our portfolio, in keeping with our strategy of growing and enhancing the Orbital business organically and through targeted acquisitions.  We expect BAFS to contribute to the Orbital business in a similar way to our international Synerject Joint Venture business, which generates a strong ongoing revenue stream.”

“There is a strong future for genuinely greenhouse friendly LPG systems. The next generation LPG systems, if properly implemented and supported, have the ability to deliver significant reductions in greenhouse gas whilst retaining the economic benefits of operating vehicles on LPG,” Dr Houston continued.

“This is a first step in our overall strategy to leverage our existing skills and know how and to grow an alternative fuel systems business and develop strategic partnerships with world class organisations such as Vialle. Orbital is well placed to secure a significant position in the alternative fuels market, where we see increasing opportunities as the price of oil continues to rise significantly,” he added.

ENDS

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

CONTACTS	Australia: Dr Rod Houston CEO Tel: +61 8 9441 2311 or Tony Fitzgerald Director, Sales & Marketing Tel: +61 (0)413 703 023	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au